[redacted]

SECU 12010176 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALL & ROMKEMA FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 COOLIDGE
(No. and Street)

EAST LANSING, (City) MICHIGAN (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOE A. ROMKEMA, CCO 517-337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOMERSET, CPAs
(Name – *if individual, state last, first, middle name*)

3925 RIVER CROSSING PARKWAY, THIRD FLOOR, (Address) INDIANAPOLIS, (City) INDIANA (State) 46240-0368 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE A. ROMKEMA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires Oct. 26, 2013
Acting in the County of Ingham

Notary Public

Signature

JOE A. ROMKEMA, CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Financial Statements
Year Ended December 31, 2011

HALL & ROMKEMA FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

SOMERSET CPAs
3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368
Tel: 317.472.2200 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

We have audited the accompanying statement of financial condition of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 20, 2012

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2011

Assets

Current Assets		
Cash and cash equivalents	$	163,167
Cash deposit with clearing organization		15,000
Accounts receivable		114,016
Prepaid expenses		6,607
Total Current Assets		298,790
Property and Equipment		
Office equipment		5,089
Accumulated depreciation		(3,764)
Total Property and Equipment		1,325
Total Assets	$	300,115

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	2,538
Total Current Liabilities		2,538
Members' Equity		297,577
Total Liabilities and Members' Equity	$	300,115

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues		
Advisory fees	$	459,576
Commissions		151,827
Other		474
Total Revenues		611,877
Expenses		
Contracted services		83,500
Clearing and bank charges		28,265
Commission expense		25,845
Consulting services		24,330
Professional services		15,717
Office supplies and expense		8,555
Professional fees and licenses		7,038
Professional liability insurance		4,958
Online service		2,650
Marketing costs		2,217
Depreciation		962
Fidelity bond		832
Telephone		608
Total Expenses		205,477
Net Income	$	406,400

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	372,213
Net income		406,400
Members' distributions		(481,036)
Balance at December 31, 2011	$	297,577

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 406,400
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	962
Increase in accounts receivable	(8,051)
Decrease in prepaid expenses	215
Increase in accounts payable	43
Net cash provided by operating activities	399,569
Cash Flows from Financing Activities	
Members' distributions	(481,036)
Net cash used in financing activities	(481,036)
Net Decrease in Cash and Cash Equivalents	(81,467)
Cash and Cash Equivalents, Beginning of Year	244,634
Cash and Cash Equivalents, End of Year	$ 163,167

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was formed as a limited liability company (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD)), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method over the estimated useful lives of the assets, generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $962 for the year ended December 31, 2011.

Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the personal tax returns of the members.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes (Continued)

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2008 through 2011 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Related Party Transactions:

Coolidge Road Leasing, Inc.

The Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases labor from the leasing company. A total of $83,500 was paid by the Company to the leasing company for labor for the year ended December 31, 2011.

Hall & Romkema, PLC

The Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The Company shares office space with the accounting firm. A total of $4,800 was paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2011.

The Company paid the accounting firm $14,241 for professional advisory, accounting, insurance and promotional fees during the year ended December 31, 2011. The Company recorded a prepaid asset of $2,717 related to insurance costs paid to the accounting firm at December 31, 2011.

Retirement Options, LLC

The Company's members are also the majority owners of Retirement Options, LLC, a retirement planning and administration company. The Company recognized advisory fee revenue of $105,823 collected on behalf of the Company by Retirement Options, LLC, as a convenience during the year ended December 31, 2011. Each advisory fee client has an agreement with the Company for advisory services. The Company paid the retirement planning firm $2,594 for professional services during the year ended December 31, 2011. The December 31, 2011, Statement of Financial Condition includes a $24,748 receivable from Retirement Options, LLC.

Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2011, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note D - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2011, the Company's net capital was $172,633 which was $167,633 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2011.

Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2011, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note F - Subsequent Events:

The Company has evaluated subsequent events through February 20, 2012, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

**Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission**

**To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan**

Our report on our audit of the 2011 basic financial statements of HALL & ROMKEMA FINANCIAL SERVICES, LLC, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 20, 2012

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2011

Net Capital	
Total Members' Equity	$ 297,577
Other Deductions	(121,948)
Haircuts on Securities	(2,996)
Net Capital	$ 172,633
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 2,538
Total Aggregate Indebtedness	$ 2,538
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 167,633
Excess Net Capital at 1000%	$ 166,633
Ratio: Aggregate Indebtedness to Net Capital	0.0147 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2011)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 172,633
Net Capital per Above	$ 172,633

See auditors' report on supplementary information.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

In planning and performing our audit of the financial statements of HALL & ROMKEMA FINANCIAL SERVICES, LLC, (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 20, 2012

HALL & ROMKEMA FINANCIAL SERVICES, LLC

SIPC Assessment Reconciliation

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 · 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by HALL & ROMKEMA FINANCIAL SERVICES, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HALL & ROMKEMA FINANCIAL SERVICES, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). HALL & ROMKEMA FINANCIAL SERVICES, LLC's management is responsible for HALL & ROMKEMA FINANCIAL SERVICES, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal, noting an additional $2 was paid per the cash disbursement journal;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, noting no differences;

4. Reviewed the mathematical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 20, 2012

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065800 FINRA DEC
Hall & Romkema Financial
3495 Coolidge Rd
East Lansing MI 48823-6374

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joe Romkema (517)337-8900

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,459.08

B. Less payment made with SIPC-6 filed (exclude interest) (556.44)

01/26/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 902.64

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 902.64

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 902.64

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hall & Romkema Financial Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the 26 day of JAN, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 611,876
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,247
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	28,247
2d. SIPC Net Operating Revenues	$ 583,629
2e. General Assessment @ .0025	$ 1,459.08 (to page 1 but not less than $150 minimum)

The
LeGaye ıw Firm P.C.
www.LeGayeLa...om

Tel: (281) 367-2454
Fax: (866) 338-6353
2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

02/27/2012

Via Overnight Delivery

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Hall & Romkema Financial Services, LLC; Firm ID # 122399
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find one (1) counter-original Annual Audited Report for the fiscal year ended December 31, 2011 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please feel free to contact the undersigned or Joe Romkema, Chief Compliance Officer of Hall & Romkema Financial Services, LLC.

Sincerely,

Debra M. Schaps

Debra M. Schaps
Enclosure (as stated)

cc: Joe Romkema – Hall & Romkema Financial Services, LLC (w/ enclosure)
SEC – Chicago Regional Office (w/enclosure)
FINRA (filed electronically)
Arizona Corporation Commission (w/enclosure)

** Not Licensed to Practice Law*